Exhibit 99.2

                     [ELRON LOGO]

                     AND ITS SUBSIDIARIES








                         CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS



                            AS OF SEPTEMBER 30, 2006
                                   (Unaudited)

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


                         CONDENSED INTERIM CONSOLIDATED


                              FINANCIAL STATEMENTS


                            AS OF SEPTEMBER 30, 2006


                                    UNAUDITED


                                    1) INDEX




                                                                       PAGE
                                                                     ---------

 CONSOLIDATED BALANCE SHEETS                                           1-2

 CONSOLIDATED STATEMENTS OF OPERATIONS                                  3

 STATEMENTS OF SHAREHOLDERS' EQUITY                                    4-5

 CONSOLIDATED STATEMENTS OF CASH FLOWS                                 6-7

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                        8-16

 ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS                         17



                      - - - - - - - - - - - - - - - - - - -

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA



                                                                                  SEPTEMBER 30,      DECEMBER 31,
                                                                                      2006               2005
                                                                                  ------------       ------------
                                                                                    UNAUDITED
                                                                                  ------------

     ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                      $     14,994       $     26,520
   Short-term investments                                                               21,797             54,661
   Available-for-sale marketable debentures                                             67,369             62,617
   Trade  receivables (net of allowance for doubtful accounts of $40 and of
      $426 at September 30, 2006 and at December 31, 2005)*                              5,222              6,440
   Other receivables and prepaid expenses*                                               2,861              2,846
   Inventories                                                                           2,972              2,117
                                                                                  ------------       ------------

 Total current assets                                                                  115,215            155,201
                                                                                  ------------       ------------

 INVESTMENTS AND LONG-TERM RECEIVABLES
   Investments in affiliated companies                                                 105,941            102,780
   Investments in other companies and long-term receivables*                            93,727             73,931
   Deferred taxes                                                                        5,839              6,521
   Severance pay deposits                                                                2,420              1,971
                                                                                  ------------       ------------

 Total investments and long-term receivables                                           207,927            185,203
                                                                                  ------------       ------------

 PROPERTY AND EQUIPMENT, NET                                                             7,770              7,809
                                                                                  ------------       ------------

 INTANGIBLE ASSETS
   Goodwill                                                                              2,742              2,742
   Other intangible assets                                                               2,805              2,818
                                                                                  ------------       ------------

 Total intangible assets                                                                 5,547              5,560
                                                                                  ------------       ------------

 Total assets                                                                     $    336,459       $    353,773
                                                                                  ============       ============


* Includes short term receivables from related parties in the aggregate amount of $4,801 and $5,043 as of September 30, 2006 and December 31, 2005, respectively, and long term receivables from related parties in the aggregate amount of $458 and $434 as of September 30, 2006 and December 31, 2005, respectively.





The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                     SEPTEMBER 30,      DECEMBER 31,
                                                                                        2006                2005
                                                                                     ------------       ------------
                                                                                      UNAUDITED
                                                                                     ------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term loans from banks                                                        $        685       $      3,808
  Current maturities of long-term loans from banks and others                               2,209              2,065
  Trade payables                                                                            3,109              2,146
  Other payables and accrued expenses                                                      10,617             11,025
                                                                                     ------------       ------------

Total current liabilities                                                                  16,620             19,044
                                                                                     ------------       ------------

LONG-TERM LIABILITIES
  Long-term loans from banks and others                                                     3,863              1,477
  Accrued severance pay and retirement obligations                                          3,294              2,635
  Deferred taxes                                                                            9,656              9,494
                                                                                     ------------       ------------

Total long-term liabilities                                                                16,813             13,606
                                                                                     ------------       ------------

MINORITY INTEREST                                                                          10,511             19,007
                                                                                     ------------       ------------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.003 par value;  Authorized - 35,000,000 shares as of
    September 30, 2006 and31,ecember 2005; Issued and outstanding -
    29,534,955 and 29,483,455 shares as of September 30, 2006 and as of
    December 31, 2005, respectively                                                         9,572              9,572
  Additional paid-in capital                                                              272,662            271,132
  Accumulated other comprehensive income                                                   13,982             10,741
  Retained earnings (accumulated deficit)                                                  (3,701)            10,671
                                                                                     ------------       ------------

Total shareholders' equity                                                                292,515            302,116
                                                                                     ------------       ------------

Total liabilities and shareholders' equity                                           $    336,459       $    353,773
                                                                                     ============       ============





The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                   NINE MONTHS ENDED              THREE MONTHS ENDED
                                                     SEPTEMBER 30,                   SEPTEMBER 30,              YEAR ENDED
                                               --------------------------      --------------------------      DECEMBER 31,
                                                  2006           2005***          2006           2005***          2005
                                               ----------      ----------      ----------      ----------      ----------
                                                                      UNAUDITED
                                               ----------------------------------------------------------

INCOME
  Net revenues*                                $    9,522      $    9,131      $    2,384      $    2,885      $   12,646
  Equity in losses of affiliated
    companies                                     (16,566)        (13,074)         (4,701)         (5,254)        (17,522)
  Gain  from disposal of businesses and
    affiliated companies and changes in
    holdings in affiliated companies, net           2,278          23,513           2,283           1,124          23,328
  Other income, net                                 4,012          58,024             645           1,491          58,648
  Financial income, net                             3,410           5,238           1,133             977           5,483
                                               ----------      ----------      ----------      ----------      ----------

                                                    2,656          82,832           1,744           1,223          82,583
                                               ----------      ----------      ----------      ----------      ----------
COSTS AND EXPENSES
  Cost of revenues                                  5,150           5,721           1,288           1,761           7,907
  Research and development costs, net               8,871           4,574           2,993           1,931           6,163
  Marketing and selling expenses, net               3,100           1,655             970             565           2,386
  General and administrative expenses               8,792           6,860           2,881           2,612           9,249
  Amortization of intangible assets                    14             151               5               6             392
                                               ----------      ----------      ----------      ----------      ----------

                                                   25,927          18,961           8,137           6,875          26,097
                                               ----------      ----------      ----------      ----------      ----------

Income (loss) before taxes on income              (23,271)         63,871          (6,393)         (5,652)         56,486
Tax benefit (taxes on income)                        (122)        (16,183)            (23)          9,684         (10,461)
                                               ----------      ----------      ----------      ----------      ----------
Income (loss) after taxes on income               (23,393)         47,688          (6,416)          4,032          46,025
Minority interest in losses of
  subsidiaries                                      9,021           2,104           1,982           1,459           5,160
                                               ----------      ----------      ----------      ----------      ----------

Income (loss) from continuing operations          (14,372)         49,792          (4,434)          5,491          51,185
Loss from discontinued operations**                     -          (2,943)              -            (729)         (3,850)
                                               ----------      ----------      ----------      ----------      ----------

Net income (loss)                              $  (14,372)     $   46,849      $   (4,434)     $    4,762      $   47,335
                                               ==========      ==========      ==========      ==========      ==========

Income (loss) per share:
  Basic :
  Income (loss) from continuing operations     $    (0.49)     $     1.69      $    (0.15)     $     0.18      $     1.74
  Loss from discontinued operations                     -           (0.10)              -           (0.02)          (0.13)
                                               ----------      ----------      ----------      ----------      ----------

    Net income (loss)                          $    (0.49)     $     1.59      $    (0.15)     $     0.16      $     1.61
                                               ==========      ==========      ==========      ==========      ==========
  Diluted:
  Income (loss) from continuing operations     $    (0.50)     $     1.69      $    (0.16)     $     0.18      $     1.73
  Loss from discontinued operations                     -           (0.10)              -           (0.02)          (0.13)
                                               ----------      ----------      ----------      ----------      ----------

    Net income (loss)                          $    (0.50)     $     1.59      $    (0.16)     $     0.16      $     1.60
                                               ==========      ==========      ==========      ==========      ==========

Weighted average number of ordinary
  shares used in computing basic net
  income (loss) per share (thousands)              29,526          29,421          29,533          29,433          29,437
                                               ==========      ==========      ==========      ==========      ==========
Weighted average number of ordinary
  shares used in computing diluted net
  income (loss) per share (thousands)              29,526          29,537          29,533          29,523          29,550
                                               ==========      ==========      ==========      ==========      ==========

* Includes revenues from related parties, in the amount of $5,132 and $5,999 for the nine months ended September 30, 2006 and 2005, respectively, an amount of $1,626 and $1,889 for the three months ended September 30, 2006 and 2005, respectively, and an amount of $8,046 for the year ended December 31, 2005.

** Includes revenues from related parties in the amount of $143 for the nine months ended September 30, 2005, an amount of $0 for the three months ended September 30, 2005, and an amount of $174 for the year ended December 31, 2005.

***    Reclassified due to discontinued operations.





The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                                        ACCUMULATED      RETAINED
                                                                                         ADDITIONAL        OTHER         EARNINGS
                                                            NUMBER OF        SHARE         PAID-IN     COMPREHENSIVE   (ACCUMULATED
                                                             SHARES         CAPITAL        CAPITAL        INCOME         DEFICIT)
                                                          ------------    ------------   ------------   ------------   ------------

BALANCE AS OF JANUARY 1, 2005                               29,414,424    $      9,572   $    270,005   $     57,717   $     51,786
Exercise of options                                             69,031               -            697              -              -
Stock - based compensation                                           -               -            405              -              -
Tax benefit in respect of options exercised                          -               -             25              -              -
Dividend paid                                                        -               -              -              -        (88,450)
Other comprehensive income, net of tax:
  Unrealized loss on available for sale securities                   -               -              -        (10,450)             -
  Reclassification  adjustment  for gain  realized  and
    other than  temporary  impairment  included  in net
    income                                                           -               -              -        (36,335)             -
  Foreign currency translation adjustments                           -               -              -           (191)
Net income                                                           -               -              -              -         47,335
                                                          ------------    ------------   ------------   ------------   ------------
BALANCE AS OF DECEMBER 31, 2005                             29,483,455    $      9,572   $    271,132   $     10,741   $     10,671
Total comprehensive income

UNAUDITED
Exercise of options                                             51,500               -            257              -              -
Stock - based compensation                                           -               -            284              -              -
Issuance  of shares  in a  development  stage  investee
  (see Note 3h)                                                      -               -            989              -              -
Other comprehensive loss, net of tax:
  Unrealized loss on available for sale securities                   -               -              -          1,959              -
  Reclassification  adjustment  for loss  realized  and
    other than  temporary  impairment  included  in net
    loss                                                             -               -              -            761              -
  Foreign currency translation adjustments                           -               -              -            521              -
Net loss                                                             -               -              -              -        (14,372)
                                                          ------------    ------------   ------------   ------------   ------------
BALANCE AS OF  SEPTEMBER 30, 2006                           29,534,955    $      9,572   $    272,662   $     13,982   $     (3,701)
                                                          ============    ============   ============   ============   ============
Total comprehensive loss

UNAUDITED
BALANCE AS OF JANUARY 1, 2005                               29,414,424    $      9,572   $    270,005   $     57,717   $     51,786
Exercise of options                                             69,031               -            697              -              -
Stock based compensation                                             -               -            284              -              -
Tax benefit in respect of options exercised                          -               -             25              -              -
Dividend paid                                                        -               -              -              -        (88,450)
Other comprehensive loss, net of tax:
  Unrealized loss on available-for-sale securities                   -               -              -         (9,770)             -
  Reclassification adjustment for gain realized
    included in net income                                           -              -              -         (36,980)             -
  Foreign currency translation adjustments                           -               -              -           (185)             -
Net income                                                           -               -              -              -         46,849
                                                          ------------    ------------   ------------   ------------   ------------
BALANCE AS OF SEPTEMBER 30, 2005                            29,483,455    $      9,572   $    271,011   $     10,782   $     10,185
                                                          ============    ============   ============   ============   ============
Total comprehensive loss



                                                                 TOTAL             TOTAL
                                                              SHAREHOLDERS'    COMPREHENSIVE
                                                                EQUITY         INCOME (LOSS)
                                                             ------------      ------------

BALANCE AS OF JANUARY 1, 2005                                $    389,080
Exercise of options                                                   697
Stock - based compensation                                            405
Tax benefit in respect of options exercised                            25
Dividend paid                                                     (88,450)
Other comprehensive income, net of tax:
  Unrealized loss on available for sale securities                (10,450)     $    (10,450)
  Reclassification  adjustment  for gain  realized  and
    other than  temporary  impairment  included  in net
    income                                                        (36,335)          (36,335)
  Foreign currency translation adjustments                           (191)             (191)
Net income                                                         47,335            47,335
                                                             ------------      ------------
BALANCE AS OF DECEMBER 31, 2005                                   302,116
Total comprehensive income                                                     $        359
                                                                               ============
UNAUDITED
Exercise of options                                                   257
Stock - based compensation                                            284
Issuance  of shares  in a  development  stage  investee
  (see Note 3h)                                                       989
Other comprehensive loss, net of tax:
  Unrealized loss on available for sale securities                  1,959      $      1,959
  Reclassification  adjustment  for loss  realized  and
    other than  temporary  impairment  included  in net
    loss                                                              761               761
  Foreign currency translation adjustments                            521               521
Net loss                                                          (14,372)          (14,372)
                                                             ------------      ------------
BALANCE AS OF  SEPTEMBER 30, 2006                            $    292,515
                                                             ============
Total comprehensive loss                                                       $    (11,131)
                                                                               ============
UNAUDITED
BALANCE AS OF JANUARY 1, 2005                                $    389,080
Exercise of options                                                   697
Stock based compensation                                              284
Tax benefit in respect of options exercised                            25
Dividend paid                                                     (88,450)
Other comprehensive loss, net of tax:
  Unrealized loss on available-for-sale securities                 (9,770)     $     (9,770)
  Reclassification adjustment for gain realized
  included in net income                                          (36,980)          (36,980)
  Foreign currency translation adjustments                           (185)             (185)
Net income                                                         46,849            46,849
                                                             ------------      ------------
BALANCE AS OF SEPTEMBER 30, 2005                             $    301,550
                                                             ============
Total comprehensive loss                                                       $        (86)
                                                                               ============

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                                        ACCUMULATED
                                                                                         ADDITIONAL        OTHER
                                                            NUMBER OF        SHARE         PAID-IN     COMPREHENSIVE
                                                              SHARES        CAPITAL        CAPITAL         INCOME
                                                          -------------- ------------   -----------    --------------
 UNAUDITED
 BALANCE AS OF  JULY 1, 2006                               29,531,955     $     9,572   $   271,564    $       9,553
 Exercise of options                                            3,000               -            15                -
 Stock based compensation                                           -               -            94                -
 Issuance  of shares  in a  development  stage  investee
   (see Note 3h)                                                    -               -           989                -
 Other comprehensive income (loss), net of tax:
   Unrealized gain on available for sale securities                 -               -             -            3,791
   Reclassification   adjustment   for   loss   realized
     included  in net  loss  and  other  than  temporary
     impairment included in net loss                                -               -             -              375
   Foreign currency translation adjustments                         -               -             -              263
 Net loss                                                           -               -             -              -
                                                          -----------     -----------   -----------    -------------
 BALANCE AS OF  SEPTEMBER 30, 2006                         29,534,955     $     9,572   $   272,662    $      13,982
                                                          ===========     ===========   ===========    =============
 Total comprehensive loss


 UNAUDITED
 BALANCE AS OF JULY 1, 2005                                29,416,924     $     9,572   $   270,187    $       7,937
 Exercise of options                                           66,531               -           678                -
 Stock based compensation                                           -               -           121                -
 Tax benefit in respect of option exercised                         -               -            25                -
 Dividend paid                                                      -               -             -                -
 Other comprehensive income, net of tax:
   Unrealized losses on available-for-sale securities               -               -             -            3,482
   Reclassification adjustment for gain realized
     included in net income                                         -               -             -             (615)
   Foreign currency translation adjustment                          -               -             -              (22)
 Net income                                                         -               -             -                -
                                                          -----------     -----------   -----------    -------------
 BALANCE AS OF SEPTEMBER 30, 2005                          29,483,455     $     9,572   $   271,011    $      10,782
                                                          ===========     ===========   ===========    =============
 Total comprehensive income


                                                               RETAINED
                                                               EARNINGS           TOTAL             TOTAL
                                                             (ACCUMULATED     SHAREHOLDERS'     COMPREHENSIVE
                                                               DEFICIT)          EQUITY         INCOME (LOSS)
                                                            --------------- ---------------    ---------------
 UNAUDITED
 BALANCE AS OF  JULY 1, 2006                                 $         733   $     291,422
 Exercise of options                                                     -              15
 Stock based compensation                                                -              94
 Issuance  of shares  in a  development  stage  investee
   (see Note 3h)                                                         -             989
 Other comprehensive income (loss), net of tax:
   Unrealized gain on available for sale securities                      -           3,791        $    3,791
   Reclassification   adjustment   for   loss   realized
     included  in net  loss  and  other  than  temporary
     impairment included in net loss                                     -             375               375
   Foreign currency translation adjustments                              -             263               263
 Net loss                                                           (4,434)         (4,434)           (4,434)
                                                             -------------   -------------        ----------
 BALANCE AS OF  SEPTEMBER 30, 2006                           $      (3,701)  $     292,515
                                                             =============   =============
 Total comprehensive loss                                                                         $       (5)
                                                                                                  ==========

 UNAUDITED
 BALANCE AS OF JULY 1, 2005                                  $      93,873   $     381,569
 Exercise of options                                                     -             678
 Stock based compensation                                                -             121
 Tax benefit in respect of option exercised                              -              25
 Dividend paid                                                     (88,450)        (88,450)
 Other comprehensive income, net of tax:
   Unrealized losses on available-for-sale securities                    -           3,482        $    3,482
   Reclassification adjustment for gain realized
     included in net income                                              -            (615)             (615)
   Foreign currency translation adjustment                               -             (22)              (22)
 Net income                                                          4,762           4,762             4,762
                                                             -------------   -------------        ----------
 BALANCE AS OF SEPTEMBER 30, 2005                            $      10,185   $     301,550
                                                             =============   =============
 Total comprehensive income                                                                       $    7,607
                                                                                                  ==========


The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                    NINE MONTHS             YEAR ENDED
                                                                                ENDED SEPTEMBER 30,         DECEMBER 31,
                                                                           ----------------------------    --------------
                                                                               2006            2005              2005
                                                                           -----------      -----------      -----------
                                                                                    UNAUDITED
                                                                           ----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                        $   (14,372)     $    46,849      $    47,335
  Adjustments  to reconcile  net income (loss) to net cash used in operating activities:
    Equity in losses of affiliated companies                                    16,566           13,074           17,522
    Minority interest in losses of subsidiaries                                 (9,021)          (2,104)          (5,160)
    Gain from disposal of businesses  and  affiliated  companies
      and changes in holdings in affiliated companies, net                      (2,278)         (23,513)         (23,328)
    Loss (gain) from sale of investments and other than
      temporary decline in available for sale securities                           322          (57,355)         (56,515)
    Gain from settlement of a subsidiary's loan                                 (2,708)               -                -
    Gain from disposal of business included in discontinued operations               -                -             (213)
    Depreciation and amortization                                                  848              978            1,513
    Impairment of intangible assets (discontinued operations)                        -            1,329            1,329
    Decline in value of other investments                                            -              636              636
    Equity in losses (gains) of partnerships                                       521             (207)            (174)
    Stock-based compensation and changes in liability in respect of call
      options                                                                      811             (908)            (811)
    Deferred taxes, net                                                            (87)          (4,179)          (7,288)
  Changes in operating assets and liabilities
    Decrease (increase) in trade receivables                                     1,014             (514)            (947)
    Decrease (increase) in other receivables and prepaid expenses                  (28)             178              (38)
    Decrease in trading securities, net                                             (2)               1                4
    Increase in inventories                                                       (855)            (517)            (519)
    Increase (decrease) in trade payables                                        1,102             (736)            (834)
    Increase (decrease) in other payables and accrued expenses                     119           (8,943)         (12,139)
    Other                                                                          795               10             (753)
                                                                           -----------      -----------      -----------
Net cash used in operating activities                                           (7,253)         (35,921)         (40,380)
                                                                           -----------      -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in affiliated companies                                           (16,673)          (3,333)          (3,823)
  Investment in other companies                                                 (9,795)         (25,519)         (27,651)
  Proceeds from sale of affiliated companies shares                                992           10,510           10,522
  Proceeds from repayment of loan granted to an affiliate company                    -            2,253            2,253
  Purchase of treasury stock from the minority by a subsidiary                       -             (823)            (823)
  Cash and cash equivalents resulting from newly consolidated
    subsidiaries (Sch. A)                                                            -                -                -
  Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly  consolidated
    subsidiaries (Sch.B)                                                        (1,056)               -            1,800
  Proceeds from sale of available for sale securities                           25,384          118,963          119,888
  Proceeds from sale of other investments                                            -               93              237
  Investments in deposits                                                      (35,457)         (59,185)         (59,185)
  Investment in available for sale securities                                  (35,227)         (35,405)         (35,405)
  Proceeds from deposits                                                        66,229          105,261          105,802
  Purchase of property and equipment                                              (907)            (619)            (995)
  Proceeds from sale of property and equipment                                      16              126              197
                                                                           -----------      -----------      -----------
Net cash provided by (used in) investing activities                             (6,494)         112,322          112,817
                                                                           -----------      -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from options exercised                                                  257              697              697
  Proceeds from exercise of options in a subsidiary                                  -                -                8
  Receipt of long-term loans from banks                                            381                -                -
  Repayment of long-term loans                                                      (2)             (63)            (777)
  Increase (decrease) in short-term bank loan, net                                (415)             313           (1,079)
  Receipt of short-term  loans,  convertible  loans and long-term
    loans from minority shareholders of a subsidiary                             2,000              500            1,003
  Issuance of shares to the minority of a subsidiary                                 -              145              145
  Issuance expenses in a subsidiary                                                  -              (67)             (75)
  Dividend paid                                                                      -          (84,839)         (88,450)
                                                                           -----------      -----------      -----------
Net cash provided by (used in) financing activities                              2,221          (83,314)         (88,528)
                                                                           -----------      -----------      -----------
DECREASE IN CASH AND CASH EQUIVALENTS                                          (11,526)          (6,913)         (16,091)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                        26,520           42,611           42,611
                                                                           -----------      -----------      -----------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                              14,994           35,698           26,520

LESS CASH AND CASH EQUIVALENTS ATTRIBUTED TO DISCONTINUED OPERATIONS                 -             (139)               -
                                                                           -----------      -----------      -----------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                         $    14,994      $    35,559      $    26,520
                                                                           ===========      ===========      ===========


The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                  NINE MONTHS                YEAR ENDED
                                                                               ENDED SEPTEMBER 30,          DECEMBER 31,
                                                                          -----------------------------     ------------
                                                                              2006            2005             2005
                                                                          -----------      ------------     ----------
                                                                                   UNAUDITED
                                                                          -----------------------------

 Supplemental cash flow information:
 Cash paid for:
 Income taxes                                                             $       707      $     26,559     $   30,591
                                                                          ===========      ============     ==========
 Interest                                                                 $        58      $        204     $      203
                                                                          ===========      ============     ==========
 Proceeds from sale of an affiliate not yet received                      $         -      $      1,958     $    1,958
                                                                          ===========      ============     ==========
 Proceeds from sale of an affiliate received in Zoran shares              $         -      $      7,700     $    7,700
                                                                          ===========      ============     ==========


 SCHEDULE A:

 CASH AND CASH EQUIVALENTS RESULTING FROM NEWLY CONSOLIDATED
   SUBSIDIARIES
Assets acquired and liabilities assumed at the purchase date:
   Working capital deficiency, net (except cash and cash equivalents)     $         -      $          -     $       75
   Property and equipment                                                           -                 -            (14)
   Intangible assets                                                                -                 -           (237)
   Accrued severance pay, net                                                       -                 -             27
   Liability incurred                                                               -                 -            149
                                                                          -----------      ------------     ----------
     Cash and cash equivalents acquired                                   $         -      $          -     $        -
                                                                          ===========      ============     ==========

 SCHEDULE B:

CHANGE IN CASH AND CASH EQUIVALENTS RESULTING FROM DISPOSAL OF
   BUSINESSES AND DECREASE IN HOLDINGS IN FORMERLY CONSOLIDATED
   SUBSIDIARIES
Assets and liabilities at date of sale:
   Working capital deficiency, net (except cash and cash equivalents)     $       735      $          -     $     (671)
   Property and equipment                                                          99                 -             40
   Investment in other companies                                               (2,702)                -              -
   Minority interest                                                             (135)                -              -
   Capital reserve from issuance of shares in a development stage
      company                                                                     989                 -              -
   Intangible assets                                                                -                 -          2,389
   Accrued severance pay, net                                                     (42)                -           (171)
   Gain resulting from sale of businesses                                           -                 -            213
                                                                          -----------      ------------     ----------
   Net  increase (decrease) in cash and cash equivalents                  $    (1,056)     $          -     $    1,800
                                                                          ===========      ============     ==========




The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:-      GENERAL

              The accompanying unaudited condensed interim consolidated financial statements have been prepared as of September 30, 2006, and for the three and nine months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 6 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

              These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2005, included in Form 20F for the year ended
              December 31, 2005 filed with the Securities and Exchange Commission ("the Company's annual financial statements").

              The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management considered, necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

              Results for the three and nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements, except as included in c below.

              b. The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

              c. Effective January 1, 2006 ("the effective date"), the Company applied SFAS No. 123(R), "Share-Base Payment", which revises the previously effective SFAS No. 123 and supersedes APB No.
                  25. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

                  The company, its subsidiaries and its affiliated companies adopted SFAS 123(R) using the modified-prospective method. According to the modified-prospective method, compensation cost is recognized beginning with the effective date (a) based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the grant date fair value estimated in accordance with the provisions of SFAS 123 "Accounting For Stock-Based Compensation" ("SFAS 123") for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

                  Previously, the Company and its subsidiaries adopted the fair-value-based method of accounting based on the provisions of SFAS 123 for share-based payments effective January 1, 2003 using the prospective methods described in SFAS 148, "Accounting for Stock- Based Compensation- Transition and Disclosure".

                  Because 1) SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, 2) the Company adopted

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              c.  (cont.)

                  SFAS 123 using the prospective transition method (which applied only to awards granted, modified or settled after January 1, 2003), and 3) prior to January 1, 2006, the Company's affiliated companies applied APB 25 whereby compensation cost measured based on the intrinsic value of the options granted, compensation cost for some previously granted awards in the Company, its subsidiaries and in its affiliated companies that were not previously recognized are recognized under SFAS 123(R).

                  As a result of adopting the provisions of SFAS 123(R) on January 1, 2006 by the Company, its subsidiaries and its affiliated companies, the Company recorded compensation expenses in the amount of approximately $460 and $1,600 during the three and nine month periods ended September 30, 2006, respectively.

              d.  Recently accounting pronouncements:

              1. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

                  FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

                  FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

                  FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

                  The Company will evaluate the effect of the adoption of FIN 48 on its financial statements.

              2. In September 2006, the FASB issued FASB No. 157, "Fair Value Measurements". FASB 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. FASB 157 applies only to fair value measurements that are already required or permitted by other accounting standards. FASB 157 is effective for fiscal years beginning after November 15, 2007. The Company will evaluate the impact that adopting FASB 157 will have on its financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 3:-      MAJOR TRANSACTIONS

              a.  PARTNER COMMUNICATIONS COMPANY LTD. ("PARTNER")

                  On March 21, 2006, Elron completed the acquisition of approximately 823,000 shares of Partner from one of the other Israeli founding shareholders of Partner for approximately $5,300, reflecting approximately 15% discount from the market price at the date of the agreement. Upon completion of the acquisition, Elron holds approximately 2.6% of Partner.

                  All of Partner shares held by the Company are subject to certain transfer restrictions under Partner's Israeli Communications license. The shares are accounted for as available-for-sale securities.

              b.  NULENS

                  As described in Note 8 (c) to the Company's annual financial statements, on April 21, 2005, Elron completed an investment of approximately $2,900 in Nulens Ltd. ("Nulens"), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. Elron's investment was in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of Nulens on a fully diluted and on an as converted basis and an additional amount of approximately $1,100 was invested on March 9, 2006. Simultaneously with the $1,100 investment,
                  Elron invested an additional amount of $1,500 in 241,158 Series B preferred shares. The investment in preferred B shares was part of a new round of investment in the aggregate amount of approximately $6,000. The new round was led by Warburg Pincus, a leading global private equity fund. Following the above investments, Elron holds 25% of Nulens, on a fully diluted and on an as converted basis. Nulens is an Israeli medical device company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures.

                  Since the investments in preferred A and B shares are not considered to be investments that are in-substance-common stock, the investment in Nulens is accounted for under the cost method.

              c.  SAFEND

                  On  January  2,  2006,   Elron   completed  an  investment  of
                  approximately $3,700 in Safend Ltd. ("Safend"), in consideration for 1,942,261 Series B preferred shares, as part of an aggregate investment of approximately $7,400. Following Elron's investment, Elron holds approximately 22% of Safend on a fully diluted and on an as converted basis. Safend is an Israeli company which develops comprehensive desktops and laptops endpoint security solutions.

                  Since the investment in preferred B shares is not considered to be an investment that is in-substance-common stock, the investment in Safend is accounted for under the cost method.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 3:-      MAJOR TRANSACTIONS (CONT.)

              d.  MEDIAGATE

                  In February 2006, Mediagate's bank loan in the amount of approximately $2,800 was settled in consideration for $100. As a result, according to the provisions of FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", Elron recorded in the first quarter of 2006 a gain of approximately $2,700 which is included in other income in the statements of operations.

              e   AMT

                  On June 8, 2006, Elron completed an investment of $5,000 in convertible A1 notes of Advanced Metal Technology Ltd. (AMT), as part of a financing round of $14,000 led by Shamrock Israel Growth Fund, an Israeli private equity fund. The investment in AMT was in two installments, the first of $2,500 was invested immediately, and the additional $2,500 investment is subject to certain conditions. In addition, Elron and other shareholders of AMT converted previously granted loans in the amount of $1,000 into convertible A1 notes of AMT, of which Elron's share is $500. In connection with the above financing round, AMT issued convertible A7 notes to certain minority shareholders in its affiliates and subsidiaries, in consideration for their holdings in those companies (the "SWAP"). As a result of the SWAP, Elron recorded in the third quarter a gain of approximately $1,700. Following the above financing round and SWAP, Elron's holdings in AMT decreased from approximately 42% to 34% on an as converted basis.

              f.  GIVEN

                  During August 2006, Elron purchased, in a series of open market transactions, 539,721 ordinary shares of Given Imaging Ltd. ("Given"), for an aggregate purchase consideration of approximately $10,000. As a result of the transactions, Elron's direct and indirect ownership interest in Given (through its direct holdings and its holdings in its subsidiary, RDC-Rafael Development Corporation Ltd. ("RDC")) increased from approximately 19.3% to approximately 21.2% of Given outstanding ordinary shares.

                  In parallel transactions, Discount Investment Corporation Ltd. ("DIC") ,which currently holds approximately 48% of Elron's outstanding shares, purchased the same number of shares of Given for the same aggregate consideration, increasing its holding from approximately 12.4% to approximately 14.3% of Given's outstanding ordinary shares.

                  The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $8,100 and was allocated as follows: approximately $6,300 to intangible assets other than goodwill, such as customer base and technology, approximately $1,000 to in-process research and development activities ("IPR&D") and approximately $800 to goodwill. Products which did not receive marketing clearance by regulatory authorities as of the acquisition date are considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 10 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 3:-      MAJOR TRANSACTIONS (CONT.)

              g.  ONCURA

                  In light of Oncura's results, the Company recorded in the second quarter of 2006 an impairment loss on the investment in Oncura in the amount of $6,100 ($2,500 net of minority interest), due to an other than temporary decline in value of such investment. The impairment loss was presented in the statement of operations in the line item "equity in losses of affiliated companies".

              h.  ENURE

                  On August 10, 2006 ("the transaction date"), Enure Networks Ltd. ("Enure") completed an additional $4,000 financing round ("The additional financing round"), of which Elron invested $500 and $3,500 was invested by a new investor. This round was a continuation of the financing round of $4,000 invested by Elron on October 2, 2005. Elron's investment in October 2005 was in consideration for 44% of Enure on a fully diluted basis and on an as converted basis (approximately 57% on an outstanding basis). As a result of the additional financing round, Elron's interest in Enure decreased from 44% to 34% on a fully diluted basis and on an as converted basis (to approximately 41% on an outstanding basis). The aggregate investment of $8,000 was in consideration for 17,095,200 Series A preferred shares, of which Elron received 9,616,050 Series A preferred shares of Enure.

                  Enure is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Enure. As of September 30, 2006, Elron's maximum exposure to loss as a result of its investment in Enure does not exceed the carrying value of its investment in Enure in the amount of approximately $2,700. In addition, as a result of the decrease in Elron's interest in Enure, and since Elron is not the primary beneficiary of Enure, Elron ceased to consolidate Enure's financial statements since the transaction date of 2006. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Enure is accounted for as of the transaction date under the cost method.

                  Enure is considered a development stage company. Accordingly, the changes in Elron's proportionate share of Enure's equity, resulting from the decrease in Elron's share in Enure, have been accounted for as an equity transaction and as a result a capital reserve of approximately $1,000 was recorded.

              i.  NEUROSONIX

                  On August 27, 2006, Elron completed a new investment of $5,000 in Neurosonix Ltd. ("Neurosonix") as part of an aggregate investment of $12,000 in two installments. The first installment in the amount of $6,840 was invested immediately and the second installment in the amount of $5,160 will be invested upon completion of a certain milestone by Neurosonix. Elron's first installment in the amount of $2,850 was in consideration for 9,300 Series C shares of Neurosonix. Following Elron's aggregate investment, Elron will hold approximately 18% of Neursonix on a fully diluted basis and on an as converted basis. Neurosonix is an Israeli company which engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 3:-      MAJOR TRANSACTIONS (CONT.)

              i.  NEUROSONIX (CONT.)

                  Since the investment in preferred C shares is not considered to be an investment that is in-substance-common stock, the investment in Neurosonix is accounted for under the cost method.

              j.  NETVISION

                  On September 6, 2006, NetVision Ltd. ("NetVision"), 38% held by Elron, signed definitive agreements with each of Barak I.T.C. (1995) International Telecommunications Services Corp. Ltd. ("Barak") and GlobeCall Communications Ltd. ("GlobeCall") and their shareholders, whereby NetVision will purchase from Barak shareholders all of Barak's issued share capital in exchange for approximately 46.5% of NetVision's share capital immediately after the transaction ("Barak Merger"), and NetVision will purchase from DIC, the other major shareholder of NetVision, all of GlobeCall's issued share capital in exchange for approximately 7% of NetVision's share capital immediately after the Barak Merger and the transaction ("GlobeCall Merger"). Barak is a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are all part of the IDB group. The GlobeCall Merger will close immediately after the Barak Merger, and is dependent upon it. If these transactions occur, Elron's holding in NetVision would be reduced from approximately 38% to approximately 19%.

                  The transactions are subject to obtaining certain approvals required under the applicable laws. Netvision's Board of Directors approved the transaction on September 11, 2006. There is no assurance that the transactions will be consummated.

NOTE 4:-      SUBSEQUENT EVENTS

              a.  ATLANTIUM

                  On October 23, 2006, Elron completed a new investment of $10,000 in Atlantium Inc. ("Atlantium") in consideration for 1,494,766 Series B Preferred shares, as part of an aggregate investment of $17,000. Following Elron's investment, Elron holds approximately 25.7% of Atlantium on a fully diluted basis and on an as converted basis. Atlantium an Israeli-based water technology company provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology.

              b.  DIC TENDER OFFER

                  On October 25, 2006, DIC commenced a tender offer to purchase up to 4,440,000 ordinary shares of Elron for $12 per share, net to the seller in cash, less any required withholding taxes and without interest. Currently, DIC beneficially owns
                  14,048,613 ordinary shares of Elron, representing approximately 48% of Elron's outstanding shares. Upon completion of the tender offer DIC would own approximately 63% of Elron's outstanding shares. There is no assurance that the transactions will be consummated.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 5:- CONTINGENT LIABILITIES

              1. During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

              2. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa
                  District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending.

                  In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. It has not been determined when the defendants are required to file their statements of defense to the claim. The claimants and the defendants are currently involved in various proceedings, mostly regarding the disagreement concerning the court fees.

              3. During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including the Company and certain officers and former officers of the Company)of the action described in paragraph 2 above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The claims have not yet been formally served upon the Company and the Court has determined that the defendants do not yet have to file statements of defense. A preliminary hearing is scheduled for January 2007 in order to consider the status of the claims.

                  The Company denies all the allegations set forth as described in paragraphs 1, 2 and 3, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

              4. On September 20, 2006 Rafael Armaments Development Authority Ltd. ("Rafael") filed a claim with the Tel Aviv District Court against the company's 100% subsidiary, DEP Technology Holdings Ltd. ("DEP"), and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael.

                  Elron strongly believes, based on legal advice, that there is no basis for Rafael's claim and intends to vigorously defend the claim.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 6:-      RECONCILIATION TO ISRAELI GAAP

              The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:


              a.  Effect on the statement of operations:

                                                                      NINE MONTHS ENDED SEPTEMBER 30, 2006
                                                             ------------------------------------------------------
                                                                                                     AS PER ISRAELI
                                                              AS REPORTED          ADJUSTMENTS             GAAP
                                                             -------------        -------------     ---------------
                                                                                    UNAUDITED
                                                             ------------------------------------------------------
                  Net loss                                   $   (14,372)          $   (11,602)        $  (25,974)
                  Basic net loss per share                         (0.49)                (0.39)             (0.88)
                  Diluted net loss per share                       (0.50)                (0.40)             (0.90)

                                                                      NINE MONTHS ENDED SEPTEMBER 30, 2006
                                                             ------------------------------------------------------
                                                                                                     AS PER ISRAELI
                                                              AS REPORTED          ADJUSTMENTS             GAAP
                                                             -------------        -------------     ---------------
                                                                                    UNAUDITED
                                                             ------------------------------------------------------

                  Net income                                 $    46,849           $    13,149         $   59,998
                  Basic net income per share                        1.59                  0.45               2.04
                  Diluted net income per share                      1.59                  0.45               2.04


                                                                      THREE MONTHS ENDED SEPTEMBER 30, 2006
                                                             ------------------------------------------------------
                                                                                                     AS PER ISRAELI
                                                              AS REPORTED          ADJUSTMENTS             GAAP
                                                             -------------        -------------     ---------------
                                                                                    UNAUDITED
                                                             ------------------------------------------------------

                  Net loss                                   $    (4,434)          $    (3,575)        $   (8,009)
                  Basic net loss per share                         (0.15)                (0.12)             (0.27)
                  Diluted net loss per share                       (0.16)                (0.12)             (0.28)


                                                                      THREE MONTHS ENDED SEPTEMBER 30, 2005
                                                             ------------------------------------------------------
                                                                                                     AS PER ISRAELI
                                                              AS REPORTED          ADJUSTMENTS             GAAP
                                                             -------------        -------------     ---------------
                                                                                    UNAUDITED
                                                             ------------------------------------------------------

                  Net income (loss)                          $     4,762           $    (5,067)        $     (305)
                  Basic net income (loss) per share                 0.16                 (0.17)             (0.01)
                  Diluted net income (loss) per share               0.16                 (0.17)             (0.01)


                                                                          YEAR ENDED DECEMBER 31, 2005
                                                             ------------------------------------------------------
                                                                                                     AS PER ISRAELI
                                                              AS REPORTED          ADJUSTMENTS             GAAP
                                                             -------------        -------------     ---------------
                                                                                    AUDITED
                                                             ------------------------------------------------------

                  Net income                                 $    47,335           $     7,147         $   54,482
                  Basic net income per share                        1.61                  0.24               1.85
                  Diluted net income per share                      1.60                  0.24               1.84

              ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 6:-      RECONCILIATION TO ISRAELI GAAP (CONT.)

              b.  Effect on the balance sheet:

                                                                               SEPTEMBER 30, 2006
                                                             ------------------------------------------------------
                                                                                                     AS PER ISRAELI
                                                              AS REPORTED          ADJUSTMENTS             GAAP
                                                             -------------        -------------     ---------------
                                                                                    UNAUDITED
                                                             ------------------------------------------------------

                  Total assets                               $   336,459           $   (86,809)        $  249,650
                  Total liabilities including minority
                    interest                                      43,944               (17,270)            26,674
                  Total equity                                   292,515               (69,539)           222,976


                                                                               DECEMBER 31, 2005
                                                             ------------------------------------------------------
                                                                                                     AS PER ISRAELI
                                                              AS REPORTED          ADJUSTMENTS             GAAP
                                                             -------------        -------------     ---------------
                                                                                    AUDITED
                                                             ------------------------------------------------------

                  Total assets                               $   353,773           $   (75,361)        $  278,412
                  Total liabilities including minority
                    interest                                      51,657               (21,145)            30,512
                  Total equity                                   302,116               (54,216)           247,900


              c.  Material adjustments:

                  The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP detailed in
                  Note 26 to the Company's annual financial statements for 2005 and from the following changes:

                  1. As described in Note 3(h) since Enure is considered a development stage company and as a result of the decrease in Elron's share in Enure, the changes in the Company's proportionate share of Enure's equity, according to US GAAP have been accounted for as an equity transaction and as a result a capital reserve of approximately $1,000 was recorded. According to Israeli GAAP, the changes in the Company's proportionate share of Enure's equity will be recorded as gain from changes in holdings in affiliated companies in the higher amount between the accumulated losses to be recorded and a portion of the gain over a period of three years.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


DETAILS RELATING TO MAJOR INVESTMENTS AS OF SEPTEMBER 30, 2006:

                                                                      CARRYING VALUE         MARKET VALUE OF THE PUBLICLY
                                                                     OF THE INVESTMENT                  TRADED
                                                        % OF               AS OF                  INVESTMENTS AS OF:
                                                      OWNERSHIP        SEPTEMBER 30,       SEPTEMBER 30,       NOVEMBER 10,
                                                    INTEREST (1)         2006 (2)               2006               2006
                                                  ----------------  ------------------    ---------------     -------------

  CONSOLIDATED COMPANIES:
  Galil Medical Ltd. (3)                                40%                    1,851                 -                  -
  3DV Systems Ltd. (3)                                  62%                    (164)                 -                  -
  Starling (3)                                          50%                     (19)                 -                  -
  SELA (3)                                              39%                      744                 -                  -
  Mendingo (3)                                          50%                       25                 -                  -

  AFFILIATED COMPANIES (EQUITY):
  Given Imaging Ltd. (Nasdaq: GIVN) (3)                 21%                   69,723           113,708            134,019
  NetVision Ltd. (TASE: NTSN)                           38%                   10,257            46,578             50,682
  ChipX                                                 29%                    3,127                 -                  -
  CellAct Ltd.                                          45%                      357                 -                  -
  Oncura (4)                                            10%                    5,633                 -                  -
  AMT                                                   34%                    3,022                 -                  -
  Wavion, Inc.                                          38%                      512                 -                  -
  Pulsicom Israel Technologies Ltd.                     18%                        1                 -                  -
  Notal Vision, Inc.                                    23%                      454                 -                  -

  AVAILABLE FOR SALE:
  Partner (Nasdaq: PTNR)                                3%                    35,223            38,286             44,881
  EVS (Nasdaq: EVSNF.OB)                                9%                     1,070             1,173              1,093

  PARTNERSHIP:
  Gemini Israel Fund L.P.                               5%                        33                 -                  -
  InnoMed Ventures L.P.                                 14%                    3,444                 -                  -

  COST:
  Jordan Valley                                         28%                    8,137                 -                  -
  Impliant                                              22%                    8,340                 -                  -
  Teledata Ltd.                                         21%                   16,000                 -                  -
  Nulens Ltd.                                           29%                    4,360                 -                  -
  Brainsgate Ltd.                                       22%                    6,947                 -                  -
  Safend Ltd.                                           26%                    3,700                 -                  -
  Neurosonix                                            16%                    2,850                 -                  -
  Enure (formerly: Gaia)                                41%                    2,702                 -                  -

(1)  On the basis of the outstanding share capital.

(2)  Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books.


                      - - - - - - - - - - - - - - - - - - -